[Letterhead of Paul Hastings]
July 28, 2011	78116.00002
VIA EDGAR

Brion R. Thompson, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-174832 and 811-22570

Dear Mr. Thompson:

              This letter responds to your comments communicated to the undersigned telephonically on July 27, 2011, with respect to the Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (the "Registration Statement") of Brookfield Global Listed Infrastructure Income Fund Inc. (the "Fund"), which was filed with the Securities and Exchange Commission (the "Commission") on July 26, 2011 (SEC Accession No. 0001047469-11-006606).

              The Fund's responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change accordingly.

Prospectus

Comment 1    You have requested that the Fund revise its 80% Policy to reflect the word "listed" as set forth in its name, consistent with the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended (the "1940 Act").

    Response 1    The Prospectus disclosure has been revised accordingly. The Fund's 80% Policy now reads as follows:

    "Under normal market conditions, as a principal investment strategy, at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes ("Managed Assets"), will be invested in publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States (the "80% Policy").

Comment 2    You have requested that the Fund revise its definition of "Managed Assets" to reflect the definition of "assets" as set forth in Rule 35d-1 under the 1940 Act, or explain why the current definition of "Managed Assets" is consistent with said Rule.

    Response 2    The Prospectus disclosure with respect to the Fund's definition of "Managed Assets" has been revised as follows:

    "Managed Assets" means the net assets of the Fund, plus the amount of any borrowings for investment purposes."

Comment 3    You have requested that the Fund revise its disclosure to further clarify the definition of "infrastructure assets."

    Response 3    The Fund has revised its disclosure with respect to the definition of infrastructure assets as follows:

    On Inside Cover, Page i

    "The Fund defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water and sewage, and communication."

    Prospectus Summary, On Page 2

    "The Fund defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water and sewage, and communication.

    Infrastructure assets currently include:

    •
    toll roads, bridges and tunnels;

    •
    airports;

    •
    seaports;

    •
    electricity transmission and distribution lines;

    •
    gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;

    •
    water and sewage treatment and distribution pipelines;

    •
    communication towers and satellites; and

    •
    railroads."

Comment 4    You have requested that the section in the Prospectus Summary entitled "Who May Want to Invest" be moved to follow (instead of precede) the section entitled "Investment Objective and Policies."

    Response 4    The Prospectus disclosure has been moved accordingly.

Comment 5    You have requested that we add disclosure to the section in the Prospectus Summary entitled "Leverage" to state whether the Fund has any current intention to issue preferred stock.

    Response 5    The Fund does not have any current intention to issue preferred stock and the appropriate disclosure has been added to the Prospectus.

Comment 6    In the Summary of Fund Expenses, you have requested that we change the line item "Leverage Costs" to "Interest Payments on Borrowed Funds" consistent with the requirements of Form N-2.

    Response 6    The fee table line item in the Prospectus has been renamed accordingly.

Comment 7    In response to Comment #11 in our previous correspondence to you dated July 25, 2011, you have asked us to confirm that we have provided the following information in a footnote to the fee table in the Summary of Fund Expenses:

  •
  The size of the offering in dollars and shares;

  •
  The total offering costs in dollars and costs per share;

  •
  The total organizational costs in dollars and costs per share;

  •
  The aggregate offering and organizations costs expected to be paid by the Fund in dollars and costs per share; and

  •
  The aggregate offering and organizations costs expected to be paid by the Investment Adviser in dollars and costs per share.

    Response 7    Footnote #1 to the fee table in the Summary of Fund Expenses has been revised accordingly to include the requested information.

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              Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,
/s/ CHRISTOPHER J. TAFONE Christopher J. Tafone for Paul Hastings LLP